SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2009
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: October 30, 2009

List of materials

Documents attached hereto:

i) Press release entitled "Consolidated Financial Results for the Second Quarter Ended September 30, 2009"

1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan
News & Information

No.09-129E
3:00 P.M. JST, October 30, 2009

Consolidated Financial Results
for the Second Quarter Ended September 30, 2009

Tokyo, October 30, 2009 -- Sony Corporation today announced its consolidated results for the second quarter ended September 30, 2009 (July 1, 2009 to September 30, 2009).

●	Excluding equity in net income (loss) of affiliated companies and restructuring charges, operating income was positive and higher compared to the prior year’s second quarter.
●	Sony’s operating profitability forecast for the fiscal year has been revised upward, primarily reflecting second quarter results that exceeded expectations.
●	Structural transformation initiatives are proceeding as planned.

(Billions of yen, millions of U.S. dollars, except per share amounts)
Second quarter ended September 30
	2008	2009	Change in yen	2009 *
Sales and operating revenue	¥2,072.3	¥1,661.2	-19.8%	$18,458
Operating income (loss)	11.0	(32.6)	-	(362)
Income (loss) before income taxes	7.3	(17.0)	-	(189)
Net income (loss) attributable to Sony Corporation’s stockholders **	20.8	(26.3)	-	(292)
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock:
— Basic	¥20.74	¥(26.22)	-	$(0.29)
— Diluted	19.83	(26.22)	-	(0.29)

Unless otherwise specified, all amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Supplemental Information
In addition to operating income (loss), Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income (loss).  Operating income (loss), as adjusted, which excludes equity in net income (loss) of affiliated companies and restructuring charges, is not a presentation in accordance with U.S. GAAP, and is presented to enhance investors’ understanding of Sony’s operating income (loss) by providing an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.  Sony’s management uses this measure to review operating trends, perform analytical comparisons, and assess whether its structural transformation initiatives are achieving its objectives.

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2008	2009	Change in yen	2009
Operating income (loss)	¥11.0	¥(32.6)	-%	$(362)
Less: Equity in net income (loss) of affiliated companies	1.1	(12.3)	-	(137)
Add: Restructuring charges recorded within operating expenses	0.9	32.8	+3,568.9	364
Operating income, as adjusted	¥10.8	¥12.5	+16.0%	$139

This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income (loss) in accordance with U.S. GAAP.

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥90=U.S. $1, the approximate Tokyo foreign exchange market rate as of September 30, 2009.

** Net income (loss) attributable to Sony Corporation’s stockholders is equivalent to net income (loss) in the consolidated financial statements issued for the fiscal years ended March 31, 2009 and prior.  Modification of the presentation format of the consolidated statement of income is required by new accounting guidance for noncontrolling interests in consolidated financial statements, which Sony adopted effective April 1, 2009.

Consolidated Results for the Second Quarter Ended September 30, 2009

Sales and operating revenue (“sales”) decreased 19.8% compared to the same quarter of the previous fiscal year (“year-on-year”) due to factors including the slowdown of the global economy and the appreciation of the yen.

During the quarter ended September 30, 2009, the average rate of the yen was ¥92.7 against the U.S. dollar and ¥132.2 against the euro, which was 15.1% and 21.3% higher respectively, than for the same quarter in the previous fiscal year.  On a local currency basis, sales decreased 9% year-on-year.  For references to sales on a local currency basis, see Note on page 8.

An operating loss of ¥32.6 billion ($362 million) was recorded, a deterioration of ¥43.6 billion year-on-year. Operating profitability deteriorated mainly due to an approximately ¥77 billion impact from the appreciation of the yen, a ¥31.9 billion increase in restructuring charges, and a ¥13.5 billion impact from deterioration in results at equity affiliates, principally Sony Ericsson Mobile Communications AB (“Sony Ericsson”).  Sony has undertaken efforts to reduce the cost of sales and selling, general and administrative expenses in response to a decline in sales.  Operating income increased by 16% to ¥12.5 billion on an as adjusted basis, excluding equity in net income (loss) of affiliated companies and restructuring charges.

Equity in net loss of affiliated companies, recorded within operating loss, was ¥12.3 billion ($137 million), a deterioration of ¥13.5 billion year-on-year.  Sony recorded equity in net loss for Sony Ericsson of ¥10.9 billion ($121 million), a deterioration of ¥9.3 billion year-on-year, mainly due to a decline in sales and unfavorable foreign currency exchange rates.  Sony also recorded equity in net loss of ¥2.2 billion ($25 million) for S-LCD Corporation (“S-LCD”), a joint venture with Samsung Electronics Co., Ltd., a deterioration of ¥4.8 billion year-on-year.

In the same quarter of the prior fiscal year, Sony recorded equity in net loss of ¥3.1 billion for its 50% share of SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”), which was included in the Music segment.  Sony acquired the balance of SONY BMG on October 1, 2008, fully consolidating its results from that date.  SONY BMG changed its name to Sony Music Entertainment (“SME”) on January 1, 2009.

The net effect of other income and expenses improved ¥19.3 billion primarily due to the recording of a net foreign exchange gain in the second quarter versus a net foreign exchange loss recorded in the same quarter of the previous fiscal year.

A loss before income taxes of ¥17.0 billion ($189 million) was recorded, compared to income of ¥7.3 billion in the same quarter of the previous fiscal year.

Income taxes: Sony recorded an income tax benefit amounting to ¥1.7 billion ($19 million), resulting in an effective tax rate of 10%.  The effective tax rate was lower than the statutory tax rate of 41% primarily due to the effect of equity in net loss of affiliated companies, the results of which are reported net of income taxes.

Net loss attributable to Sony Corporation’s stockholders of ¥26.3 billion ($292 million) was recorded in this quarter compared to ¥20.8 billion net income in the same quarter of the previous fiscal year.

Operating Performance Highlights by Business Segment

Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2010 to reflect the Company’s reorganization as of April 1, 2009, primarily repositioning operations previously reported within the Electronics and Game segments and establishing the Consumer Products & Devices (“CPD”), Networked Products & Services (“NPS”) and B2B & Disc Manufacturing (“B2B & Disc”) segments.  The CPD segment includes products such as televisions, digital imaging, audio and video, semiconductors, and components.  The equity results of S-LCD are also included within the CPD segment.  The NPS segment includes the game business as well as PC and other networked businesses.  The B2B & Disc segment is comprised of the B2B business, including broadcast- and professional-use products, as well as Blu-ray DiscTM, DVD and CD disc manufacturing.

Additionally, Music is a new segment effective from the first quarter of the fiscal year ending March 31, 2010. The Music segment includes SME, Sony Music Entertainment (Japan) Inc. (“SMEJ”), and a 50% owned U.S. based joint venture in the music publishing business, Sony/ATV Music Publishing LLC (“Sony/ATV”).  For the three months ended September 30, 2008, equity in net loss for SONY BMG was reflected in the Music segment’s operating income.

Pictures and Financial Services continue to be reportable segments.  The equity earnings from Sony Ericsson are presented as a separate segment.

In connection with this realignment, both sales and operating income (loss) of each segment in the second quarter ended September 30, 2008 have been restated to conform with the current quarter’s presentation.

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Consumer Products & Devices

(Billions of yen, millions of U.S. dollars)
Second quarter ended September 30
	2008	2009	Change in Yen	2009
Sales and operating revenue	¥1,259.7	¥799.9	-36.5%	$8,888
Operating income	67.0	8.9	-86.7	99

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased by 36.5% year-on-year (a 26% decrease on a local currency basis) to ¥799.9 billion ($8,888 million).  Sales to outside customers decreased 34.4% year-on-year.  Products that contributed to a decrease in sales include (1) BRAVIATM LCD televisions, which were affected by intensified price competition, a decrease in unit sales and the appreciation of the yen, (2) system LSIs for the game business, which were affected by price declines as a result of cost saving efforts, and (3) Cyber-shotTM compact digital cameras, which were affected by a decrease in unit sales brought on by the slowing global economy, the appreciation of the yen, and a decline in unit selling prices.

Operating income of ¥8.9 billion ($99 million) was recorded, an 86.7% decrease year-on-year.  This decrease was mainly due to a decrease in gross profit from the decrease in sales and the impact of the appreciation of the yen.  This decrease in operating income was partially offset by a decrease in selling, general and administrative expenses and an improvement of the cost of sales ratio. Restructuring charges in the CPD segment were ¥24.4 billion ($271 million) compared with ¥0.6 billion recorded in the same quarter of the previous fiscal year.  Products contributing to the decrease in operating results (excluding restructuring charges) include system LSIs for the game business, Handycam® video cameras and batteries.

Networked Products & Services

(Billions of yen, millions of U.S. dollars)
Second quarter ended September 30
	2008	2009	Change in yen	2009
Sales and operating revenue	¥465.2	¥352.6	-24.2%	$3,918
Operating income (loss)	(40.6)	(58.8)	-	(654)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 24.2% year-on-year (a 13% decrease on a local currency basis) to ¥352.6 billion ($3,918 million).  This decrease was mainly due to lower VAIOTM PC and game sales.

Sales in the game business decreased year-on-year primarily as a result of the impact of the appreciation of the yen as well as a decrease in unit sales of PlayStation®2 (“PS2”) hardware and software.  Due to the launch of a new model, approximately 3.2 million units of PlayStation®3 hardware were sold in the second quarter of the current fiscal year compared to approximately 2.4 million units in the same quarter of the prior fiscal year.  Approximately 3.0 million PSP® (PlayStation Portable) (“PSP”) units were sold in the current quarter, compared to approximately 3.2 million units in the prior year’s second quarter.  Approximately 1.9 million PS2 units were sold in the current quarter, compared to approximately 2.5 million units in the prior year’s second quarter.  VAIO PC sales decreased due to a decline in unit selling prices, a decrease in unit sales and the impact of the appreciation of the yen.

An operating loss of ¥58.8 billion ($654 million) was recorded, a deterioration of ¥18.2 billion year-on-year, mainly due to a deterioration in profitability in VAIO PCs and the game business.

In the game business, the deterioration in profitability was mainly due to a decrease in PS2 hardware and software unit sales, and the impact of the appreciation of the yen.  The deterioration in profitability for VAIO PCs was due to the reasons noted above that contributed to lower sales.

B2B & Disc Manufacturing

(Billions of yen, millions of U.S. dollars)
Second quarter ended September 30
	2008	2009	Change in yen	2009
Sales and operating revenue	¥155.0	¥124.6	-19.6%	$1,384
Operating income (loss)	9.9	(2.4)	-	(27)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 19.6% year-on-year (a 4% decrease on a local currency basis) to ¥124.6 billion ($1,384 million).  Sales to outside customers decreased 23.5% year-on-year.  This decrease was primarily due to the impact of the appreciation of the yen and a decrease in sales of broadcast- and professional-use products in developed countries reflecting deterioration in the business environment brought on by the slowing global economy.  The appreciation of the yen and continuing unit selling price declines in the disc manufacturing business also contributed to the decrease in overall segment sales.

An operating loss of ¥2.4 billion ($27 million) was recorded compared to operating income of ¥9.9 billion in the same quarter of the previous fiscal year.  This was due to deterioration in the profitability of broadcast- and professional-use products and in the disc manufacturing business brought on by the factors noted above.

*    *    *    *    *

Total Inventory for the CPD, NPS and B2B & Disc segments, as of September 30, 2009, was ¥779.0 billion ($8,656 million), which represents a ¥502.8 billion, or 39.2% decrease compared with the level as of September 30, 2008.  Inventory increased by ¥34.0 billion, or 4.6% compared with the level as of June 30, 2009.

Pictures
(Billions of yen, millions of U.S. dollars)
Second quarter ended September 30
	2008	2009	Change in Yen	2009
Sales and operating revenue	¥196.1	¥136.4	-30.4%	$1,516
Operating income (loss)	11.0	(6.4)	-	(71)

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  The results presented above are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S. based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales decreased 30.4% year-on-year (a 20% decrease on a U.S. dollar basis).  The decrease is primarily due to lower theatrical and home entertainment revenues.  Theatrical revenues in the prior year’s second quarter benefited from the strong worldwide theatrical performance of Hancock.  There was no comparable major theatrical release in the current year’s second quarter.  Home entertainment revenues decreased due to fewer releases in the current year’s second quarter as well as a general weakness in the home entertainment market.  Notable theatrical releases that contributed to the current quarter’s motion picture revenues included District 9, The Ugly Truth and Julie & Julia.

An operating loss of ¥6.4 billion ($71 million) was recorded as compared to operating income of ¥11.0 billion in the same quarter of the previous fiscal year.  This decline was primarily due to the above-mentioned items that contributed to the decrease in sales as well as from higher marketing costs incurred in support of upcoming theatrical releases.  In addition, the prior year’s second quarter results included the benefit from the sale of a European cable television channel by an equity affiliate.  There was no similar transaction in the current year’s second quarter.

Music
(Billions of yen, millions of U.S. dollars)
Second quarter ended September 30
	2008	2009	Change in Yen	2009
Sales and operating revenue	¥50.4	¥124.5	+146.9%	$1,383
Operating income	1.1	8.6	+692.2	96

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  The results presented above include the yen-translated results of SME, a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of SMEJ, a Japan based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV, a 50% owned U.S. based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales increased significantly year-on-year primarily due to the fact that the results of SME were consolidated by Sony as a wholly-owned subsidiary beginning October 1, 2008.

On a pro forma basis, had SME been fully consolidated for the previous fiscal year, sales in the Music segment for the second quarter would have been ¥128.2 billion.  Compared with these pro forma sales, Music segment sales during the current quarter decreased 3% (a 6% increase in total segment sales, when converting sales of SME and Sony/ATV on a constant U.S. dollar basis).  Although revenues were favorably impacted by sales of Michael Jackson catalog product, sales decreased on a pro-forma basis primarily due to the impact of the appreciation of the yen as well as the continued decline in the physical music market accelerated by the global economic slowdown.

In addition to Michael Jackson’s catalog albums, best-selling albums during the quarter included Whitney Houston’s I Look To You, the Kings of Leon’s Only By The Night, and Daughtry’s Leave This Town.  In Japan, best-selling albums include Ring by Miliyah Kato.

Operating income increased significantly year-on-year primarily due to the consolidation of 100% of SME and improved results from SMEJ.

On a pro forma basis, operating income (loss) in the Music segment for the second quarter of the previous fiscal year would have been a loss of ¥3.5 billion.  Music segment operating income during the current quarter improved by approximately ¥12.1 billion when compared with the prior year’s quarterly pro forma results.  This improvement was primarily due to the contribution of Michael Jackson catalog product sales as well as a year-on-year decrease in overhead costs and restructuring charges.

Financial Services

(Billions of yen, millions of U.S. dollars)
Second quarter ended September 30
	2008	2009	Change in yen	2009
Financial services revenue	¥100.7	¥202.1	+100.7%	$2,246
Operating income (loss)	(25.3)	32.8	-	364

In Sony’s Financial Services segment, the results include results for Sony Financial Holdings, Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”), as well as Sony Finance International Inc.  Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  Therefore, the results of Sony Life shown below differ from the results that SFH and Sony Life disclose on a Japanese statutory basis.

Financial services revenue increased 100.7% year-on-year due to an increase in revenue at Sony Life.  Revenue at Sony Life was ¥171.3 billion ($1,903 million), a ¥98.4 billion or 135.1% increase year-on-year.  Revenue increased due to an improvement in net gains from investments in the separate account, an improvement in valuation gains from investments in convertible bonds in the general account, and an improvement in net gains from other investments in the general account, all as a result of the relatively stable situation in the Japanese stock market, as compared with a significant decline following the global financial crisis in the same quarter of the previous fiscal year.  An increase in revenue from insurance premiums reflecting a steady increase in policy amount in force also contributed to the segment revenue increase.

Operating income of ¥32.8 billion ($364 million) was recorded as compared to an operating loss of ¥25.3 billion in the same quarter of the previous fiscal year as a result of an improvement in operating profitability at Sony Life.  Operating income at Sony Life was ¥30.4 billion ($338 million), as compared to an operating loss of ¥25.5 billion in the same quarter of the previous fiscal year, due to the improvement in net valuation gains from investments in convertible bonds and the improvement in net gains from other investments in the general account.

Sony Ericsson Mobile Communications AB

The following operating results for Sony Ericsson, which is accounted for by the equity method as Sony Corporation’s ownership percentage is 50%, are not consolidated in Sony’s consolidated financial statements.  However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance of Sony.

(Millions of euro)
Quarter ended September 30
	2008	2009	Change in euro
Sales and operating revenue	€2,808	€1,619	-42%
Income (loss) before taxes	(13)	(202)	-
Net income (loss)	(18)	(165)	-

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales for the quarter ended September 30, 2009 decreased 42% year-on-year, mainly driven by significantly lower unit shipments as a result of continued challenging market conditions in all regions.  Loss before taxes of €202 million was recorded, compared to loss before taxes of €13 million in the same quarter of the previous year, primarily due to the above-mentioned lower sales and unfavorable foreign currency exchange rates, which was partly offset by a reduction in selling and administrative as well as research and development expenses.  As a result, Sony recorded equity in net loss of ¥10.9 billion ($121 million) for the current quarter.

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-4 and F-13 respectively.

Operating Activities: During the six months ended September 30, 2009, there was a net cash inflow of ¥232.4 billion ($2,583 million) from operating activities, an improvement of ¥376.5 billion year-on-year.  For all segments excluding the Financial Services segment, there was a net cash inflow of ¥51.4 billion ($571 million), an improvement of ¥308.5 billion year-on-year.  The Financial Services segment had a net cash inflow of ¥187.1 billion ($2,079 million), an increase of ¥70.7 billion, or 60.8% year-on-year.

During the six months ended September 30, 2009, with respect to all segments excluding the Financial Services segment, the major cash inflow factors included a cash contribution from net income (loss), after taking into account depreciation and amortization, and an increase in notes and accounts payable, trade.  This exceeded cash outflow, which included increases in film costs, inventories, and notes and accounts receivable, trade.  The Financial Services segment increased net cash inflow mainly from an increase in revenue from insurance premiums reflecting a steady increase in policy amount in force at Sony Life.

Within all segments excluding the Financial Services segment, net cash was generated during the current six months compared to the net cash used in the same period of the previous fiscal year mainly as a result of a diminution of increase in inventories and a decrease in income tax payments.  Within the Financial Services segment, net cash generated increased year-on-year mainly due to the increase in revenue from insurance premiums reflecting a steady increase in policy amount in force at Sony Life noted above.

Investing Activities: During the current six months, Sony used ¥329.9 billion ($3,666 million) of net cash in investing activities, a decrease of ¥158.2 billion, or 32.4% year-on-year.  For all segments excluding the Financial Services segment, ¥163.4 billion ($1,816 million) of net cash was used, a decrease of ¥7.5 billion, or 4.4% year-on-year.  The Financial Services segment used ¥156.8 billion ($1,742 million) of net cash, a decrease of ¥177.2 billion, or 53.1% year-on-year.

During the current six months, with respect to all segments excluding the Financial Services segment, there were no significant asset sales, and net cash was used mainly for the purchases of manufacturing equipment.  Within the Financial Services segment, payments for investments and advances, carried out primarily at Sony Life and Sony Bank, where operations are expanding, exceeded proceeds from the maturities of marketable securities, sales of securities investments and collections of advances.

Compared with the same period of the previous fiscal year, net cash used decreased slightly within all segments excluding the Financial Services segment.  There were no proceeds comparable with those generated from the sale of semiconductor fabrication equipment in the same period of the previous fiscal year.  This decrease of net cash used was partially offset by a decrease in investments and purchases of manufacturing equipment.  Net cash used within the Financial Services segment decreased year-on-year primarily due to a decrease in investments primarily at Sony Bank.

In all segments excluding the Financial Services segment, net cash used by operating and investing activities combined for the current six months was ¥112.1 billion ($1,245 million), a decrease of ¥316.0 billion compared to net cash used of ¥428.0 billion in the same period of the previous fiscal year.

Financing Activities: During the current six months, ¥298.9 billion ($3,321 million) of net cash was provided by financing activities, an increase of ¥62.3 billion, or 26.3% year-on-year.  For all segments excluding the Financial Services segment, ¥236.4 billion ($2,627 million) of net cash inflow, an increase of ¥233.5 billion year-on year.  This was primarily due to issuances of long-term corporate bonds and borrowings from banks in the current period, which were partially offset by net repayments of short-term borrowings including commercial paper.  In June 2009, Sony Corporation issued domestic straight bonds totaling ¥220 billion ($2,444 million) in Japan with maturities of 3 to 10 years.  In the Financial Services segment, financing activities generated ¥46.7 billion ($519 million) of net cash, a decrease of ¥200.4 billion, or 81.1% year-on-year, mainly due to a lower increase in deposits from customers at Sony Bank compared to the same period of the previous fiscal year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in the exchange rates, the total outstanding balance of cash and cash equivalents as of September 30, 2009 was ¥838.5 billion ($9,317 million), an increase of ¥177.7 billion, or 26.9% compared with the balance as of March 31, 2009.  This is an increase of ¥137.6 billion, or 19.6%, compared with the balance as of September 30, 2008.  The outstanding balance of cash and cash equivalents of all segments excluding the Financial Services segment was ¥665.7 billion ($7,397 million), an increase of ¥100.7 billion, or 17.8%, compared with the balance as of March 31, 2009.  This is an increase of ¥132.0 billion, or 24.7%, compared with the balance as of September 30, 2008.  Sony believes it continues to maintain sufficient liquidity through access to a total of approximately ¥780 billion of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at September 30, 2009.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was ¥172.8 billion ($1,920 million), an increase of ¥77.0 billion, or 80.4%, compared with the balance as of March 31, 2009.  This is an increase of ¥5.6 billion, or 3.3%, compared with the balance as of September 30, 2008.

Note
Sales on a local currency basis described herein reflect sales obtained by applying the yen’s monthly average exchange rate in the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current quarter.  Sales on a local currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a local currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Outlook for the Fiscal Year ending March 31, 2010

Sony’s consolidated results forecast for the fiscal year ending March 31, 2010, as announced on July 30, 2009, has been revised as per the table below.
(Billions of yen)
	Revised Forecast	Change from July Forecast	July Forecast	Change from March 31, 2009 Actual Results	March 31, 2009 Actual Results
Sales and operating revenue	¥7,300	0%	¥7,300	-6%	¥7,730.0
Operating income (loss)	(60)	-	(110)	-	(227.8)
Income (loss) before income taxes	(70)	-	(140)	-	(175.0)
Net income (loss) attributable to Sony Corporation’s stockholders	(95)	-	(120)	-	(98.9)

Assumed foreign currency exchange rates for the second half of the fiscal year ending March 31, 2010: approximately ¥90 to the U.S. dollar and approximately ¥130 to the euro.  (Assumed foreign exchange rates from the second quarter through the fourth quarter of the current fiscal year at the time of the July forecast: approximately ¥93 to the U.S. dollar and approximately ¥130 to the euro).

Supplemental Information
In addition to operating income (loss), Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income (loss).  Operating income (loss), as adjusted, which excludes equity in net income (loss) of affiliated companies and restructuring charges, is not a presentation in accordance with U.S. GAAP, and is presented to enhance investors’ understanding of Sony’s operating income (loss) by providing an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.  Sony’s management uses this measure to review operating trends, perform analytical comparisons, and assess whether its structural transformation initiatives are achieving its objectives.

(Billions of yen)
	Revised Forecast	Change from July Forecast	July Forecast	Change from March 31, 2009 Actual Results	March 31, 2009 Actual Results
Operating income (loss)	¥(60)	-%	¥(110)	-%	¥(227.8)
Less: Equity in net income (loss) of affiliated companies	(40)	-	(30)	-	(25.1)
Add: Restructuring charges recorded within operating expenses	130	+18	110	+72	75.4
Operating income (loss), as adjusted	¥110	+267	¥30	-	¥(127.3)

This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income (loss) in accordance with U.S. GAAP.

The revised forecast is primarily due to the following factors:

1.	In the CPD segment, operating profitability for the full year is expected to exceed the July forecast.

2.	Operating income in the Financial Services segment for the second quarter exceeded the July forecast.

3.	Restructuring charges are expected to exceed the July forecast by approximately ¥20 billion.

4.	Equity in net loss of affiliated companies, including the results of Sony Ericsson, is expected to increase by approximately ¥10 billion to approximately ¥40 billion.

As is Sony’s policy, the effects of gains and losses on investments held by Sony Life due to market fluctuations since the end of the quarter, September 30, 2009, have not been incorporated within the above forecast as Sony cannot predict where the financial markets will be at the end of the fiscal year ending March 31, 2010.  Accordingly, these market fluctuations could further impact the current forecast.

Our forecast for research and development expenses has been revised as per the table below.  Capital expenditures and depreciation and amortization are unchanged from the forecast announced on July 30, 2009.

(Billions of yen)
	Revised Forecast	Change from July Forecast	July Forecast	Change from March 31, 2009 Actual Results	March 31, 2009 Actual Results
Capital expenditures* (additions to Property, Plant and Equipment)	¥250	0%	¥250	-25%	¥332.1
Depreciation and amortization**	370	0	370	-9	405.4
[for Property, Plant and Equipment (included above)	270	0	270	-8	293.7	]
Research and development expenses	460	-4	480	-8	497.3

* **
Investments in equity affiliates are not included within the forecast for capital expenditures.
The forecast for depreciation and amortization includes amortization of intangible assets and amortization of deferred insurance acquisition costs.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending as well as the recent worldwide crisis in the financial markets and housing sectors; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including platforms within the game business, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences. (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony’s ability to implement successfully business restructuring and transformation efforts; (vi) Sony’s ability to implement successfully its hardware, software, and content integration strategy and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments; (viii) Sony’s ability to maintain product quality; (ix) Sony’s ability to secure adequate funding to finance restructuring activities and capital investments given the current state of global capital markets; (x) the success of Sony’s joint ventures and alliances; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment.  Risks and uncertainties also include the impact of any future events with material adverse impacts.

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	September 30						March 31
ASSETS	2008	2009	Change from 2008			2009	2009
Current assets:
Cash and cash equivalents	¥700,923	¥838,485	¥	+137,562	+19.6%	$9,317	¥660,789
Call loan in the banking business	325,765	35,539		-290,226	-89.1	395	49,909
Marketable securities	475,158	520,146		+44,988	+9.5	5,779	466,912
Notes and accounts receivable, trade	1,206,065	961,352		-244,713	-20.3	10,682	963,837
Allowance for doubtful accounts and sales returns	(71,974)	(96,052)		-24,078	+33.5	(1,067)	(110,383)
Inventories	1,365,392	869,564		-495,828	-36.3	9,662	813,068
Deferred income taxes	230,419	213,486		-16,933	-7.3	2,372	189,703
Prepaid expenses and other current assets	897,764	644,017		-253,747	-28.3	7,155	586,800
	5,129,512	3,986,537		-1,142,975	-22.3	44,295	3,620,635

Film costs	324,118	312,732		-11,386	-3.5	3,475	306,877

Investments and advances:
Affiliated companies	333,236	232,409		-100,827	-30.3	2,582	236,779
Securities investments and other	4,187,704	4,750,320		+562,616	+13.4	52,782	4,561,651
	4,520,940	4,982,729		+461,789	+10.2	55,364	4,798,430

Property, plant and equipment:
Land	157,888	156,506		-1,382	-0.9	1,739	155,665
Buildings	911,878	912,465		+587	+0.1	10,139	911,269
Machinery and equipment	2,417,791	2,321,331		-96,460	-4.0	25,793	2,343,839
Construction in progress	80,480	78,210		-2,270	-2.8	869	100,027
Less - Accumulated depreciation	(2,339,054)	(2,352,537)		-13,483	+0.6	(26,140)	(2,334,937)
	1,228,983	1,115,975		-113,008	-9.2	12,400	1,175,863
Other assets:
Intangibles, net	307,447	387,335		+79,888	+26.0	4,304	396,348
Goodwill	341,207	433,214		+92,007	+27.0	4,813	443,958
Deferred insurance acquisition costs	401,324	409,349		+8,025	+2.0	4,548	400,412
Deferred income taxes	210,915	351,373		+140,458	+66.6	3,904	359,050
Other	507,970	494,578		-13,392	-2.6	5,495	511,938
	1,768,863	2,075,849		+306,986	+17.4	23,064	2,111,706
	¥12,972,416	¥12,473,822		¥-498,594	-3.8%	$138,598	¥12,013,511

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥71,215	¥141,956	¥	+70,741	+99.3%	$1,577	¥303,615
Current portion of long-term debt	378,313	200,987		-177,326	-46.9	2,233	147,540
Notes and accounts payable, trade	1,228,377	791,582		-436,795	-35.6	8,795	560,795
Accounts payable, other and accrued expenses	987,859	972,207		-15,652	-1.6	10,802	1,036,830
Accrued income and other taxes	51,318	55,845		+4,527	+8.8	621	46,683
Deposits from customers in the banking business	1,338,223	1,333,690		-4,533	-0.3	14,819	1,326,360
Other	456,412	339,627		-116,785	-25.6	3,774	389,077
	4,511,717	3,835,894		-675,823	-15.0	42,621	3,810,900

Long-term debt	649,414	1,024,432		+375,018	+57.7	11,383	660,147
Accrued pension and severance costs	221,084	340,764		+119,680	+54.1	3,786	365,706
Deferred income taxes	238,631	191,139		-47,492	-19.9	2,124	188,359
Future insurance policy benefits and other	3,420,503	3,705,261		+284,758	+8.3	41,170	3,521,060
Other	236,521	207,954		-28,567	-12.1	2,310	250,737
Total liabilities	9,277,870	9,305,444		+27,574	+0.3	103,394	8,796,909

Equity:
Sony Corporation's stockholders' equity:
Common stock	630,765	630,765		—	—	7,009	630,765
Additional paid-in capital	1,153,571	1,156,411		+2,840	+0.2	12,849	1,155,034
Retained earnings	2,085,045	1,841,006		-244,039	-11.7	20,456	1,916,951
Accumulated other comprehensive income	(432,571)	(740,969)		-308,398	+71.3	(8,234)	(733,443)
Treasury stock, at cost	(4,894)	(4,613)		+281	-5.7	(51)	(4,654)
	3,431,916	2,882,600		-549,316	-16.0	32,029	2,964,653

Noncontrolling interests	262,630	285,778		+23,148	+8.8	3,175	251,949
Total equity	3,694,546	3,168,378		-526,168	-14.2	35,204	3,216,602
	¥12,972,416	¥12,473,822		¥-498,594	-3.8%	$138,598	¥12,013,511

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)

	Three months ended September 30
	2008	2009	Change from 2008		2009
Sales and operating revenue:
Net sales	¥1,950,289	¥1,442,917	¥-507,372	-26.0%	$16,032
Financial service revenue	97,469	199,306	+101,837	+104.5	2,215
Other operating revenue	24,547	18,987	-5,560	-22.7	211
	2,072,305	1,661,210	-411,095	-19.8	18,458
Costs and expenses:
Cost of sales	1,514,812	1,134,820	-379,992	-25.1	12,609
Selling, general and administrative	419,888	370,268	-49,620	-11.8	4,114
Financial service expenses	121,641	165,365	+43,724	+35.9	1,838
(Gain) loss on sale, disposal or impairment of assets, net	6,061	11,002	+4,941	+81.5	122
	2,062,402	1,681,455	-380,947	-18.5	18,683

Equity in net income (loss) of affiliated companies	1,145	(12,347)	-13,492	-	(137)

Operating income (loss)	11,048	(32,592)	-43,640	-	(362)

Other income:
Interest and dividends	6,531	3,661	-2,870	-43.9	41
Gain on sale of securities investments, net	319	282	-37	-11.6	3
Foreign exchange gain, net	—	11,603	+11,603	-	129
Other	6,956	8,621	+1,665	+23.9	96
	13,806	24,167	+10,361	+75.0	269

Other expenses:
Interest	6,611	6,133	-478	-7.2	69
Loss on devaluation of securities investments	502	115	-387	-77.1	1
Foreign exchange loss, net	6,803	—	-6,803	-	—
Other	3,631	2,353	-1,278	-35.2	26
	17,547	8,601	-8,946	-51.0	96

Income (loss) before income taxes	7,307	(17,026)	-24,333	-	(189)

Income taxes	(8,935)	(1,699)	+7,236	-	(19)

Net income (loss)	16,242	(15,327)	-31,569	-	(170)

Less - Net income (loss) attributable to noncontrolling interests	(4,574)	10,981	+15,555	-	122

Net income (loss) attributable to Sony Corporation's stockholders	¥20,816	¥(26,308)	¥-47,124	-%	$(292)

Per share data:
Net income (loss) attributable to Sony Corporation's stockholders
— Basic	¥20.74	¥(26.22)	¥-46.96	-%	$(0.29)
— Diluted	19.83	(26.22)	-46.05	-	(0.29)

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)

	Six months ended September 30
	2008	2009	Change from 2008		2009
Sales and operating revenue:
Net sales	¥3,725,551	¥2,797,682	¥-927,869	-24.9%	$31,085
Financial service revenue	275,851	422,658	+146,807	+53.2	4,696
Other operating revenue	49,947	40,723	-9,224	-18.5	453
	4,051,349	3,261,063	-790,286	-19.5	36,234
Costs and expenses:
Cost of sales	2,882,477	2,196,244	-686,233	-23.8	24,403
Selling, general and administrative	814,137	748,305	-65,832	-8.1	8,314
Financial service expenses	269,425	340,068	+70,643	+26.2	3,779
(Gain) loss on sale, disposal or impairment of assets, net	4,208	7,333	+3,125	+74.3	81
	3,970,247	3,291,950	-678,297	-17.1	36,577

Equity in net income (loss) of affiliated companies	3,385	(27,405)	-30,790	-	(305)

Operating income (loss)	84,487	(58,292)	-142,779	-	(648)

Other income:
Interest and dividends	14,313	8,081	-6,232	-43.5	90
Gain on sale of securities investments, net	461	313	-148	-32.1	3
Foreign exchange gain, net	—	6,635	+6,635	-	74
Other	12,127	12,569	+442	+3.6	140
	26,901	27,598	+697	+2.6	307

Other expenses:
Interest	11,427	12,166	+739	+6.5	135
Loss on devaluation of securities investments	1,442	1,135	-307	-21.3	13
Foreign exchange loss, net	19,730	—	-19,730	-	—
Other	8,560	5,975	-2,585	-30.2	66
	41,159	19,276	-21,883	-53.2	214

Income (loss) before income taxes	70,229	(49,970)	-120,199	-	(555)

Income taxes	10,066	(13,887)	-23,953	-	(154)

Net income (loss)	60,163	(36,083)	-96,246	-	(401)

Less - Net income attributable to noncontrolling interests	4,370	27,318	+22,948	+525.1	303

Net income (loss) attributable to Sony Corporation's stockholders	¥55,793	¥(63,401)	¥-119,194	-%	$(704)

Per share data:
Net income (loss) attributable to Sony Corporation's stockholders
— Basic	¥55.60	¥(63.18)	¥-118.78	-%	$(0.70)
— Diluted	53.11	(63.18)	-116.29	-	(0.70)

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)

	Six months ended September 30
	2008	2009	2009
Cash flows from operating activities:
Net income (loss)	¥60,163	¥(36,083)	$(401)
Adjustments to reconcile net income (loss) to net cash provided by (used in)
operating activities-
Depreciation and amortization, including amortization of deferred insurance acquisition costs	195,026	181,026	2,011
Amortization of film costs	125,271	118,839	1,320
Stock-based compensation expense	1,967	1,154	13
Accrual for pension and severance costs, less payments	(11,143)	(19,391)	(215)
Loss on sale, disposal or impairment of assets, net	4,208	7,333	81
Loss on sale or devaluation of securities investments, net	981	822	10
(Gain) loss on revaluation of marketable securities held in the financial service business for trading purpose, net	26,312	(30,272)	(336)
(Gain) loss on revaluation or impairment of securities investments held in the financial service business, net	41,508	(46,240)	(514)
Deferred income taxes	(36,937)	(34,136)	(379)
Equity in net (income) losses of affiliated companies, net of dividends	28,164	28,667	319
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(43,857)	(39,292)	(437)
Increase in inventories	(364,438)	(82,506)	(917)
Increase in film costs	(135,025)	(151,215)	(1,680)
Increase in notes and accounts payable, trade	297,840	243,325	2,704
Increase (decrease) in accrued income and other taxes	(137,391)	50,234	558
Increase in future insurance policy benefits and other	78,754	150,871	1,676
Increase in deferred insurance acquisition costs	(35,122)	(34,495)	(383)
Increase in marketable securities held in the financial service business for trading purpose	(26,057)	(7,703)	(86)
Increase in other current assets	(230,880)	(114,862)	(1,276)
Decrease in other current liabilities	(1,379)	(23,953)	(266)
Other	17,957	70,309	781
Net cash provided by (used in) operating activities	(144,078)	232,432	2,583

Cash flows from investing activities:
Payments for purchases of fixed assets	(236,183)	(189,711)	(2,108)
Proceeds from sales of fixed assets	139,867	5,836	65
Payments for investments and advances by financial service business	(823,116)	(680,984)	(7,566)
Payments for investments and advances (other than financial service business)	(73,226)	(16,024)	(178)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	500,942	537,775	5,975
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	4,016	10,004	111
Other	(406)	3,155	35
Net cash used in investing activities	(488,106)	(329,949)	(3,666)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	12,055	509,096	5,657
Payments of long-term debt	(9,408)	(89,913)	(999)
Increase (decrease) in short-term borrowings, net	12,237	(171,194)	(1,902)
Increase in deposits from customers in the financial service business, net	237,183	52,744	586
Increase in call money in the banking business, net	—	14,100	157
Dividends paid	(12,517)	(12,483)	(139)
Proceeds from issuance of shares under stock-based compensation plans	378	—	—
Other	(3,343)	(3,455)	(39)
Net cash provided by financing activities	236,585	298,895	3,321

Effect of exchange rate changes on cash and cash equivalents	10,091	(23,682)	(263)

Net increase (decrease) in cash and cash equivalents	(385,508)	177,696	1,975
Cash and cash equivalents at beginning of the fiscal year	1,086,431	660,789	7,342

Cash and cash equivalents at the end of the period	¥700,923	¥838,485	$9,317

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue	2008	2009	Change	2009
Consumer Products & Devices
Customers	¥1,052,813	¥691,048	-34.4%	$7,678
Intersegment	206,876	108,866		1,210
Total	1,259,689	799,914	-36.5	8,888

Networked Products & Services
Customers	442,946	336,460	-24.0	3,738
Intersegment	22,217	16,147		180
Total	465,163	352,607	-24.2	3,918

B2B & Disc Manufacturing
Customers	134,118	102,621	-23.5	1,140
Intersegment	20,840	21,960		244
Total	154,958	124,581	-19.6	1,384

Pictures
Customers	196,079	136,436	-30.4	1,516
Intersegment	—	—		—
Total	196,079	136,436	-30.4	1,516

Music
Customers	44,335	121,418	+173.9	1,349
Intersegment	6,088	3,054		34
Total	50,423	124,472	+146.9	1,383

Financial Services
Customers	97,469	199,306	+104.5	2,215
Intersegment	3,234	2,796		31
Total	100,703	202,102	+100.7	2,246

All Other
Customers	76,533	61,572	-19.5	684
Intersegment	—	—		—
Total	76,533	61,572	-19.5	684

Corporate and elimination	(231,243)	(140,474)	-	(1,561)
Consolidated total	¥2,072,305	¥1,661,210	-19.8%	$18,458

Consumer Products & Devices ("CPD") intersegment amounts primarily consist of transactions with the Networked Products & Services ("NPS") segment.
NPS intersegment amounts primarily consist of transactions with the CPD segment.
B2B & Disc Manufacturing intersegment amounts primarily consist of transactions with the NPS, Pictures and Music segments.
Corporate and elimination includes certain brand, patent and royalty income.

Operating income (loss)	2008	2009	Change	2009
Consumer Products & Devices	¥67,011	¥8,885	-86.7%	$99
Networked Products & Services	(40,622)	(58,828)	-	(654)
B2B & Disc Manufacturing	9,897	(2,395)	-	(27)
Pictures	10,987	(6,386)	-	(71)
Music	1,089	8,627	+692.2	96
Financial Services	(25,279)	32,796	-	364
Equity in net income (loss) of Sony Ericsson	(1,573)	(10,867)	-	(121)
All Other	567	(796)	-	(8)
Total	22,077	(28,964)	-	(322)

Corporate and elimination	(11,029)	(3,628)	-	(40)
Consolidated total	¥11,048	¥(32,592)	-%	$(362)

The 2008 segment disclosure above has been restated to reflect the change in business segment classification discussed in Note 15.
Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.
Corporate and elimination includes certain restructuring costs and other corporate expenses, which are related principally to headquarters and are not allocated to each segment.

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sales and operating revenue	2008	2009	Change	2009
Consumer Products & Devices
Customers	¥2,035,042	¥1,393,306	-31.5%	$15,481
Intersegment	289,164	179,992		2,000
Total	2,324,206	1,573,298	-32.3	17,481

Networked Products & Services
Customers	820,679	574,506	-30.0	6,383
Intersegment	38,876	24,948		278
Total	859,555	599,454	-30.3	6,661

B2B & Disc Manufacturing
Customers	252,987	184,573	-27.0	2,051
Intersegment	40,309	39,068		434
Total	293,296	223,641	-23.7	2,485

Pictures
Customers	355,717	306,456	-13.8	3,405
Intersegment	—	—		—
Total	355,717	306,456	-13.8	3,405

Music
Customers	94,177	227,800	+141.9	2,531
Intersegment	11,734	5,499		61
Total	105,911	233,299	+120.3	2,592

Financial Services
Customers	275,851	422,658	+53.2	4,696
Intersegment	7,877	6,995		78
Total	283,728	429,653	+51.4	4,774

All Other
Customers	162,054	123,801	-23.6	1,376
Intersegment	—	—		—
Total	162,054	123,801	-23.6	1,376

Corporate and elimination	(333,118)	(228,539)	-	(2,540)
Consolidated total	¥4,051,349	¥3,261,063	-19.5%	$36,234

Consumer Products & Devices ("CPD") intersegment amounts primarily consist of transactions with the Networked Products & Services ("NPS") segment.
NPS intersegment amounts primarily consist of transactions with the CPD segment.
B2B & Disc Manufacturing intersegment amounts primarily consist of transactions with the NPS, Pictures and Music segments.
Corporate and elimination includes certain brand, patent and royalty income.

Operating income (loss)	2008	2009	Change	2009
Consumer Products & Devices	¥103,084	¥6,925	-93.3%	$77
Networked Products & Services	(36,002)	(98,562)	-	(1,095)
B2B & Disc Manufacturing	18,768	(14,820)	-	(165)
Pictures	2,725	(4,578)	-	(51)
Music	5,739	14,002	+144.0	156
Financial Services	5,298	81,011	-	900
Equity in net income (loss) of Sony Ericsson	(999)	(25,343)	-	(282)
All Other	3,347	(209)	-	(2)
Total	101,960	(41,574)	-	(462)

Corporate and elimination	(17,473)	(16,718)	-	(186)
Consolidated total	¥84,487	¥(58,292)	-%	$(648)

The 2008 segment disclosure above has been restated to reflect the change in business segment classification discussed in Note 15.
Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.
Corporate and elimination includes certain restructuring costs and other corporate expenses, which are related principally to headquarters and are not allocated to each segment.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue	2008	2009	Change	2009

Consumer Products & Devices
Televisions	¥364,461	¥219,476	-39.8%	$2,439
Digital Imaging	253,071	170,347	-32.7	1,893
Audio and Video	151,981	104,384	-31.3	1,160
Semiconductors	79,267	68,469	-13.6	761
Components	199,853	126,603	-36.7	1,407
Other	4,180	1,769	-57.6	18
Total	1,052,813	691,048	-34.4	7,678

Networked Products & Services
Game	245,428	196,815	-19.8	2,187
PC and Other Networked Businesses	197,518	139,645	-29.3	1,551
Total	442,946	336,460	-24.0	3,738

B2B & Disc Manufacturing	134,118	102,621	-23.5	1,140
Pictures	196,079	136,436	-30.4	1,516
Music	44,335	121,418	+173.9	1,349
Financial Services	97,469	199,306	+104.5	2,215
All Other	76,533	61,572	-19.5	684
Corporate	28,012	12,349	-55.9	138
Consolidated total	¥2,072,305	¥1,661,210	-19.8%	$18,458

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sales and operating revenue	2008	2009	Change	2009

Consumer Products & Devices
Televisions	¥675,979	¥456,620	-32.5%	$5,074
Digital Imaging	528,693	355,110	-32.8	3,946
Audio and Video	287,784	210,569	-26.8	2,340
Semiconductors	156,657	129,897	-17.1	1,443
Components	379,463	238,245	-37.2	2,647
Other	6,466	2,865	-55.7	31
Total	2,035,042	1,393,306	-31.5	15,481

Networked Products & Services
Game	460,419	307,329	-33.3	3,415
PC and Other Networked Businesses	360,260	267,177	-25.8	2,968
Total	820,679	574,506	-30.0	6,383

B2B & Disc Manufacturing	252,987	184,573	-27.0	2,051
Pictures	355,717	306,456	-13.8	3,405
Music	94,177	227,800	+141.9	2,531
Financial Services	275,851	422,658	+53.2	4,696
All Other	162,054	123,801	-23.6	1,376
Corporate	54,842	27,963	-49.0	311
Consolidated total	¥4,051,349	¥3,261,063	-19.5%	$36,234

The above table includes a breakdown of CPD segment and NPS segment sales and operating revenue to customers in the Business Segment Information on page F-5 and F-6.
Sony management views the CPD segment and the NPS segment as single operating segments. However, Sony believes that the breakdown of CPD segment and NPS segment sales and operating revenue to customers in this table is useful to investors in understanding the product categories in these business segments. Additionally, Sony realigned its product category configuration from the first quarter of the fiscal year ended March 31, 2010, to reflect the segment reclassification. In connection with the realignment, all prior period product category amounts in the table above have been restated to conform to the current presentation. In the CPD segment Televisions includes LCD televisions; Digital Imaging includes compact digital cameras, digital SLR cameras and video cameras; Audio and Video includes home audio, Blu-ray disc players and recorders; Semiconductors includes image sensors and small and medium sized LCD panels; and Components includes batteries, recording media and data recording systems. In the NPS segment Game includes game consoles and software; PC and Other Networked Businesses includes personal computers and memory-based portable audio devices.

Geographic Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue	2008	2009	Change	2009
Japan	¥418,852	¥491,610	+17.4%	$5,462
United States	495,842	333,257	-32.8	3,703
Europe	519,418	369,999	-28.8	4,111
Other Areas	638,193	466,344	-26.9	5,182
Total	¥2,072,305	¥1,661,210	-19.8%	$18,458

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sales and operating revenue	2008	2009	Change	2009
Japan	¥938,165	¥986,331	+5.1%	$10,959
United States	929,342	704,574	-24.2	7,829
Europe	981,107	693,194	-29.3	7,702
Other Areas	1,202,735	876,964	-27.1	9,744
Total	¥4,051,349	¥3,261,063	-19.5%	$36,234

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements.  The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with U.S. GAAP, which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.  Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.

Condensed Balance Sheet
	(Millions of yen, millions of U.S. dollars)
Financial Services	September 30			March 31
ASSETS	2008	2009	2009	2009
Current assets:
Cash and cash equivalents	¥167,266	¥172,821	$1,920	¥95,794
Call loan in the banking business	325,765	35,539	395	49,909
Marketable securities	471,873	516,893	5,743	463,809
Other	278,878	208,215	2,314	221,633
	1,243,782	933,468	10,372	831,145

Investments and advances	4,119,099	4,678,810	51,987	4,510,668
Property, plant and equipment	30,277	35,552	395	30,778
Other assets:
Deferred insurance acquisition costs	401,324	409,349	4,548	400,412
Other	119,410	128,712	1,430	132,654
	520,734	538,061	5,978	533,066
	¥5,913,892	¥6,185,891	$68,732	¥5,905,657
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥66,297	¥77,575	$862	¥65,636
Notes and accounts payable, trade	15,995	14,102	157	16,855
Deposits from customers in the banking business	1,338,223	1,333,690	14,819	1,326,360
Other	182,187	168,173	1,868	143,781
	1,602,702	1,593,540	17,706	1,552,632

Long-term debt	107,103	86,244	958	97,296
Future insurance policy benefits and other	3,420,503	3,705,261	41,170	3,521,060
Other	190,330	170,807	1,898	168,409
Total liabilities	5,320,638	5,555,852	61,732	5,339,397

Equity:
Sony Corporation's stockholders' equity	592,236	628,799	6,987	565,135
Noncontrolling interests	1,018	1,240	13	1,125
Total equity	593,254	630,039	7,000	566,260

	¥5,913,892	¥6,185,891	$68,732	¥5,905,657

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	September 30			March 31
ASSETS	2008	2009	2009	2009
Current assets:
Cash and cash equivalents	¥533,657	¥665,664	$7,397	¥564,995
Marketable securities	3,285	3,253	36	3,103
Notes and accounts receivable, trade	1,127,982	859,754	9,553	847,214
Other	2,273,177	1,567,524	17,416	1,426,045
	3,938,101	3,096,195	34,402	2,841,357

Film costs	324,118	312,732	3,475	306,877
Investments and advances	458,430	351,435	3,905	339,389
Investments in Financial Services, at cost	116,843	116,843	1,298	116,843
Property, plant and equipment	1,198,706	1,080,423	12,005	1,145,085
Other assets	1,294,230	1,580,327	17,559	1,621,396
	¥7,330,428	¥6,537,955	$72,644	¥6,370,947
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥434,406	¥307,906	$3,421	¥431,536
Notes and accounts payable, trade	1,213,959	778,971	8,655	546,125
Other	1,319,743	1,205,162	13,391	1,336,947
	2,968,108	2,292,039	25,467	2,314,608

Long-term debt	570,192	953,190	10,591	585,636
Accrued pension and severance costs	213,533	329,419	3,660	354,817
Other	360,443	308,109	3,424	348,684
Total liabilities	4,112,276	3,882,757	43,142	3,603,745

Equity:
Sony Corporation's stockholders' equity	3,176,379	2,610,522	29,006	2,727,562
Noncontrolling interests	41,773	44,676	496	39,640
Total equity	3,218,152	2,655,198	29,502	2,767,202

	¥7,330,428	¥6,537,955	$72,644	¥6,370,947

	(Millions of yen, millions of U.S. dollars)
Consolidated	September 30			March 31
ASSETS	2008	2009	2009	2009
Current assets:
Cash and cash equivalents	¥700,923	¥838,485	$9,317	¥660,789
Call loan in the banking business	325,765	35,539	395	49,909
Marketable securities	475,158	520,146	5,779	466,912
Notes and accounts receivable, trade	1,134,091	865,300	9,615	853,454
Other	2,493,575	1,727,067	19,189	1,589,571
	5,129,512	3,986,537	44,295	3,620,635

Film costs	324,118	312,732	3,475	306,877
Investments and advances	4,520,940	4,982,729	55,364	4,798,430
Property, plant and equipment	1,228,983	1,115,975	12,400	1,175,863
Other assets:
Deferred insurance acquisition costs	401,324	409,349	4,548	400,412
Other	1,367,539	1,666,500	18,516	1,711,294
	1,768,863	2,075,849	23,064	2,111,706
	¥12,972,416	¥12,473,822	$138,598	¥12,013,511
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥449,528	¥342,943	$3,810	¥451,155
Notes and accounts payable, trade	1,228,377	791,582	8,795	560,795
Deposits from customers in the banking business	1,338,223	1,333,690	14,819	1,326,360
Other	1,495,589	1,367,679	15,197	1,472,590
	4,511,717	3,835,894	42,621	3,810,900

Long-term debt	649,414	1,024,432	11,383	660,147
Accrued pension and severance costs	221,084	340,764	3,786	365,706
Future insurance policy benefits and other	3,420,503	3,705,261	41,170	3,521,060
Other	475,152	399,093	4,434	439,096
Total liabilities	9,277,870	9,305,444	103,394	8,796,909

Equity:
Sony Corporation's stockholders' equity	3,431,916	2,882,600	32,029	2,964,653
Noncontrolling interests	262,630	285,778	3,175	251,949
Total equity	3,694,546	3,168,378	35,204	3,216,602

	¥12,972,416	¥12,473,822	$138,598	¥12,013,511

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
Financial Services	Three months ended September 30
	2008	2009	Change	2009

Financial service revenue	¥100,703	¥202,102	+100.7%	$2,246
Financial service expenses	124,914	168,988	+35.3	1,878
Equity in net loss of affiliated companies	(1,068)	(318)	-	(4)
Operating income (loss)	(25,279)	32,796	-	364
Other income (expenses), net	(128)	(58)	-	(0)
Income (loss) before income taxes	(25,407)	32,738	-	364
Income taxes and other	(7,516)	11,233	-	125
Net income (loss) attributable to Sony Corporation's stockholders	¥(17,891)	¥21,505	-%	$239

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Three months ended September 30
	2008	2009	Change	2009

Net sales and operating revenue	¥1,976,286	¥1,463,604	-25.9%	$16,262
Costs and expenses	1,942,565	1,517,358	-21.9	16,860
Equity in net income (loss) of affiliated companies	2,213	(12,029)	-	(133)
Operating income (loss)	35,934	(65,783)	-	(731)
Other income (expenses), net	(3,221)	16,019	-	178
Income (loss) before income taxes	32,713	(49,764)	-	(553)
Income taxes and other	923	(11,159)	-	(124)
Net income (loss) attributable to Sony Corporation's stockholders	¥31,790	¥(38,605)	-%	$(429)

	(Millions of yen, millions of U.S. dollars)
Consolidated	Three months ended September 30
	2008	2009	Change	2009

Financial service revenue	¥97,469	¥199,306	+104.5%	$2,215
Net sales and operating revenue	1,974,836	1,461,904	-26.0	16,243
	2,072,305	1,661,210	-19.8	18,458
Costs and expenses	2,062,402	1,681,455	-18.5	18,683
Equity in net income (loss) of affiliated companies	1,145	(12,347)	-	(137)
Operating income (loss)	11,048	(32,592)	-	(362)
Other income (expenses), net	(3,741)	15,566	-	173
Income (loss) before income taxes	7,307	(17,026)	-	(189)
Income taxes and other	(13,509)	9,282	-	103
Net income (loss) attributable to Sony Corporation's stockholders	¥20,816	¥(26,308)	-%	$(292)

	(Millions of yen, millions of U.S. dollars)
Financial Services	Six months ended September 30
	2008	2009	Change	2009

Financial service revenue	¥283,728	¥429,653	+51.4%	$4,774
Financial service expenses	277,362	348,011	+25.5	3,867
Equity in net loss of affiliated companies	(1,068)	(631)	-	(7)
Operating income	5,298	81,011	-	900
Other income (expenses), net	198	(822)	-	(9)
Income before income taxes	5,496	80,189	-	891
Income taxes and other	4,077	27,421	+572.6	305
Net income attributable to Sony Corporation's stockholders	¥1,419	¥52,768	-%	$586

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Six months ended September 30
	2008	2009	Change	2009

Net sales and operating revenue	¥3,778,437	¥2,841,408	-24.8%	$31,571
Costs and expenses	3,704,344	2,954,734	-20.2	32,830
Equity in net income (loss) of affiliated companies	4,453	(26,774)	-	(298)
Operating income (loss)	78,546	(140,100)	-	(1,557)
Other income (expenses), net	(9,839)	13,904	-	155
Income (loss) before income taxes	68,707	(126,196)	-	(1,402)
Income taxes and other	9,742	(38,567)	-	(428)
Net income (loss) attributable to Sony Corporation's stockholders	¥58,965	¥(87,629)	-%	$(974)

	(Millions of yen, millions of U.S. dollars)
Consolidated	Six months ended September 30
	2008	2009	Change	2009

Financial service revenue	¥275,851	¥422,658	+53.2%	$4,696
Net sales and operating revenue	3,775,498	2,838,405	-24.8	31,538
	4,051,349	3,261,063	-19.5	36,234
Costs and expenses	3,970,247	3,291,950	-17.1	36,577
Equity in net income (loss) of affiliated companies	3,385	(27,405)	-	(305)
Operating income (loss)	84,487	(58,292)	-	(648)
Other income (expenses), net	(14,258)	8,322	-	93
Income (loss) before income taxes	70,229	(49,970)	-	(555)
Income taxes and other	14,436	13,431	-7.0	149
Net income (loss) attributable to Sony Corporation's stockholders	¥55,793	¥(63,401)	-%	$(704)

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
Financial Services	Six months ended September 30
	2008	2009	2009

Net cash provided by operating activities	¥116,398	¥187,125	$2,079
Net cash used in investing activities	(333,970)	(156,772)	(1,742)
Net cash provided by financing activities	247,117	46,674	519
Net increase in cash and cash equivalents	29,545	77,027	856
Cash and cash equivalents at beginning of the fiscal year	137,721	95,794	1,064
Cash and cash equivalents at the end of the period	¥167,266	¥172,821	$1,920

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Six months ended September 30
	2008	2009	2009

Net cash provided by (used in) operating activities	¥(257,100)	¥51,363	$571
Net cash used in investing activities	(170,926)	(163,430)	(1,816)
Net cash provided by financing activities	2,882	236,418	2,627
Effect of exchange rate changes on cash and cash equivalents	10,091	(23,682)	(263)
Net increase (decrease) in cash and cash equivalents	(415,053)	100,669	1,119
Cash and cash equivalents at beginning of the fiscal year	948,710	564,995	6,278
Cash and cash equivalents at the end of the period	¥533,657	¥665,664	$7,397

	(Millions of yen, millions of U.S. dollars)
Consolidated	Six months ended September 30
	2008	2009	2009

Net cash provided by (used in) operating activities	¥(144,078)	¥232,432	$2,583
Net cash used in investing activities	(488,106)	(329,949)	(3,666)
Net cash provided by financing activities	236,585	298,895	3,321
Effect of exchange rate changes on cash and cash equivalents	10,091	(23,682)	(263)
Net increase (decrease) in cash and cash equivalents	(385,508)	177,696	1,975
Cash and cash equivalents at beginning of the fiscal year	1,086,431	660,789	7,342
Cash and cash equivalents at the end of the period	¥700,923	¥838,485	$9,317

  (Notes)

1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥90 = U.S. $1, the approximate Tokyo foreign exchange market rate as of September 30, 2009.

2.	As of September 30, 2009, Sony had 1,255 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method for 84 affiliated companies.

3.
The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows.  The dilutive effect in the weighted-average number of outstanding shares mainly resulted from convertible bonds. All potentially dilutive shares have been excluded from the number of shares used in the computation of diluted earnings per share for the three months and the six months ended September 30, 2009, because Sony incurred a net loss attributable to Sony Corporation’s stockholders and their inclusion would be anti-dilutive.

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended September 30
	2008	2009
Net income (loss) attributable to Sony Corporation's stockholders
— Basic	1,003,495	1,003,523
— Diluted	1,049,952	1,003,523

Weighted-average number of outstanding shares	(Thousands of shares)
	Six months ended September 30
	2008	2009
Net income (loss) attributable to Sony Corporation's stockholders
— Basic	1,003,480	1,003,526
— Diluted	1,050,549	1,003,526

4.
In June 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (the “Codification”).  The Codification became the single source for all authoritative accounting principles generally accepted in the United States of America (“U.S. GAAP”) recognized by the FASB.　The Codification is effective for financial statements issued for periods ending after September 15, 2009.  The Codification does not change U.S. GAAP and did not have an affect on Sony’s results of operations and financial position.

5.
In September 2006, the FASB issued new accounting guidance for fair value measurements.  This guidance establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements.  This guidance is applicable to other accounting guidance that requires or permits fair value measurements and does not require any new fair value measurements.  In February 2008, the FASB partially delayed the effective date of the guidance for fair value measurements for Sony until April 1, 2009 for certain nonfinancial assets and liabilities.  The adoption of this guidance, as it relates to nonfinancial assets and liabilities that are recognized or disclosed at fair value in Sony's financial statements on a nonrecurring basis, did not have a material impact on Sony’s consolidated results of operations and financial position.

6.
In December 2007, the FASB issued accounting guidance that defined collaborative arrangements and requires that transactions with third parties that do not participate in the arrangement be reported in the appropriate income statement line items based upon whether the participant is a principal or agent to the arrangement.  Income statement classification of payments made between participants of a collaborative arrangement is to be based on other applicable authoritative accounting literature.  Sony retroactively adopted this guidance on April 1, 2009.  The adoption of this new guidance did not have a material impact on Sony’s results of operations and financial position.

7.
In December 2007, the FASB issued new accounting guidance for business combinations, which applies prospectively to Sony for business combinations for which the acquisition date is on or after April 1, 2009.  This guidance requires that the acquisition method of accounting be applied to a broader range of business combinations, amends the definition of a business combination, provides a definition of a business, requires an acquirer to recognize an acquired business at its fair value at the acquisition date, and requires the assets acquired and liabilities assumed in a business combination to be measured and recognized at their fair values as of the acquisition date, with limited exceptions.  Also, under this guidance, changes in deferred tax asset valuation allowances and acquired income tax uncertainties after the acquisition date generally will affect income tax expense in periods subsequent to the acquisition date.  Adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to April 1, 2009 would also apply the provisions of this guidance.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

8.
In December 2007, the FASB issued new accounting guidance for noncontrolling interests in consolidated financial statements. This guidance requires that the noncontrolling interests in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interests and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners.  As required, Sony adopted this guidance on April 1, 2009, via retrospective application of the presentation and disclosure requirements.  Upon the adoption of this guidance, noncontrolling interests, which were previously referred to as minority interest and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity.  In addition, the net income (loss) on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests.  Consistent with the retrospective application required by this guidance, the prior year amounts in the consolidated financial statements have been reclassified or adjusted to conform to the current presentation.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

9.
In April 2008, the FASB issued new accounting guidance for the determination of the useful life of intangible assets, which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets.  This guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions.  Under this guidance, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension.  For Sony, this guidance will require certain additional disclosures in future periods after the effective date of April 1, 2009, and application to useful life estimates prospectively for intangible assets acquired after March 31, 2009.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

10.
In November 2008, the FASB issued new accounting guidance, which addresses certain effects that the guidance for business combinations and noncontrolling interests in consolidated financial statements has on an entity’s accounting for equity-method investments.  This guidance indicates, among other things, that transaction costs for an investment should be included in the cost of the equity-method investment (and not expensed) and shares subsequently issued by the equity-method investee that reduce the investor’s ownership percentage should be accounted for as if the investor had sold a proportionate share of its investment, with gains or losses recorded through earnings.  Sony adopted this guidance on April 1, 2009.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

11.
In April 2009, the FASB issued new accounting guidance for assets acquired and liabilities assumed in a business combination that arise from contingencies. This guidance addresses the initial recognition, measurement and subsequent accounting for assets and liabilities arising from contingencies in a business combination, and requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period.  If the acquisition-date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met.  For Sony, this guidance is effective for assets acquired or liabilities assumed arising from contingencies in business combinations for which the acquisition date is on or after April 1, 2009.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

12.
In April 2009, the FASB issued new accounting guidance for the recognition and presentation of other-than-temporary impairments for debt securities.  This guidance is intended to provide greater clarity to investors about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate when an other-than-temporary impairment event has occurred.  This guidance applies to debt securities only and requires the separate display of losses related to credit deterioration and losses related to other market factors.  When an entity does not intend to sell a debt security and it is more likely than not that the entity will not have to sell the debt security before recovery of its cost basis, it must recognize the credit component of an other-than-temporary impairment in earnings and the remaining portion in other comprehensive income.  In addition, upon adoption of this guidance, an entity is required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income.  Sony adopted this guidance on April 1, 2009.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

13.
In April 2009, the FASB issued new accounting guidance for determining fair value when there is no active market for an asset or when the pricing inputs used in determining the fair value of an asset represent a distressed sale.  This guidance also reaffirms that the objective of fair value measurement is to reflect an asset’s sale price in an orderly transaction at the date of the financial statements.  This guidance was effective for Sony as of April 1, 2009, and was applied prospectively.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

14.
In May 2009, the FASB issued new accounting guidance for subsequent events, the objective of which was to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  This guidance sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  This guidance was effective for Sony from the first quarter of the fiscal year ending March 31, 2010, and its adoption did not have a material impact on Sony’s results of operations and financial position.

15.
Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2010 to reflect the Company’s reorganization as of April 1, 2009, primarily repositioning operations previously reported within the Electronics and Game segments and establishing the Consumer Products & Devices (“CPD”), Networked Products & Services (“NPS”) and B2B & Disc Manufacturing (“B2B & Disc”) segments.  The CPD segment includes products such as televisions, digital imaging, audio and video, semiconductors, and components.  The equity results of S-LCD Corporation, a joint-venture with Samsung Electronics Co., Ltd., are also included within the CPD segment.  The NPS segment includes the game products as well as PC and other networked products.  The B2B & Disc segment is comprised of the B2B business, including broadcast and professional-use products, as well as the Blu-ray DiscTM, DVD and CD disc manufacturing business. Additionally, Music is a new segment effective from the first quarter of the fiscal year ending March 31, 2010.  The Music segment includes Sony Music Entertainment, Sony Music Entertainment (Japan) Inc., and a 50% owned U.S. based joint-venture in the music publishing business, Sony/ATV Music Publishing LLC.  For the three months and the six months ended Sep 30, 2008, equity in net loss for SONY BMG MUSIC ENTERTAINMENT is reflected in the Music segment’s operating income.  The equity earnings from Sony Ericsson Mobile Communications AB (“Sony Ericsson”) are presented as a separate segment and were previously included in the Electronics segment.  All Other consists of various operating activities, including So-net Entertainment Corporation and an advertising agency business in Japan.  In connection with the realignment, all prior period amounts in the segment disclosures have been restated to conform to the current presentation.

16.
Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision will be separately reported from the provision based on the ETR in the interim period in which they occur.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
	2008	2009	Change	2009
Capital expenditures (additions to property, plant and equipment)	¥107,091	¥47,839	-55.3%	$532
Depreciation and amortization expenses*	103,369	93,786	-9.3	1,042
(Depreciation expenses for property, plant and equipment)	(73,734)	(66,141)	-10.3	(735)
Research and development expenses	132,336	109,165	-17.5	1,213

	Six months ended September 30
	2008	2009	Change	2009
Capital expenditures (additions to property, plant and equipment)	¥184,751	¥105,104	-43.1%	$1,168
Depreciation and amortization expenses*	195,026	181,026	-7.2	2,011
(Depreciation expenses for property, plant and equipment)	(142,228)	(128,809)	-9.4	(1,431)
Research and development expenses	256,590	208,981	-18.6	2,322

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs

Investor Relations Contacts:

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Gen Tsuchikawa	Sam Levenson	Shinji Tomita
+81-(0)3-6748-2180	+1-212-833-6722	+44-(0)20-7426-8696

Home Page: http://www.sony.net/IR/
Presentation Slides: http://www.sony.net/SonyInfo/IR/financial/fr/09q2_sonypre.pdf